PROSPECTUS SUPPLEMENT (Subject to Completion, Issued August 1, 1997) (To Prospectus dated September 8, 1995)

                                  $150,000,000


                          BURLINGTON INDUSTRIES, INC.

                             % DEBENTURES DUE 2027
                                -----------

                   Interest payable February 1 and August 1
                                 -----------

The Debentures will mature on August 1, 2027. The Debentures will be redeemable as a whole or in part, at the option of the Company at any time on or after August 2, 2007, at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein)
plus    basis points, plus, in either case, accrued and unpaid interest thereon to the date of redemption. The Debentures will also be redeemable at the option of the holders thereof on August 1, 2007 at 100% of their principal amount plus accrued interest. The Debentures will be issued only in book-entry form through the facilities of The Depository Trust Company (the "Depositary"). See
                       "Description of the Debentures."

                                  -----------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  -----------


                        PRICE     % AND ACCRUED INTEREST
                                  -----------


                                           Underwriting
                          Price to         Discounts and        Proceeds to
                          Public(1)        Commissions(2)       Company(1)(3)
                         --------------   ------------------   ----------------
Per Debenture   ......               %                  %                   %
Total  ...............    $                  $                   $

---------

(1) Plus accrued interest from August 1, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting estimated expenses of $ payable by the Company.
                                  -----------

  The Debentures are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Debentures will be made on or about August , 1997 through the book-entry facilities of the Depositary against payment therefor in immediately available funds.

                                 -----------

MORGAN STANLEY DEAN WITTER
          MERRILL LYNCH & CO.
                                                           SALOMON BROTHERS INC

Information contained herein is subject to completion or amendment. This Prospectus Supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


August  , 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE DEBENTURES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

     No person has been authorized by the Company or by any Underwriter or dealer to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus and, if given or made, such information or representations must not be relied upon as having been so authorized. Neither this Prospectus Supplement nor the Prospectus constitutes an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date hereof.

                               ----------------


                               TABLE OF CONTENTS


                             Prospectus Supplement



                                                                                        Page
                                                                                        ----
The Company    ........................................................................ S-3
Use of Proceeds   ..................................................................... S-3
Summary Historical Consolidated Financial Data  ....................................... S-4
Capitalization    ..................................................................... S-5
Management's Discussion and Analysis of Results of Operations and Financial Condition   S-6
Description of the Debentures    ...................................................... S-8
Underwriters   ........................................................................ S-10

                                   Prospectus



Available Information  .................................   2
Incorporation of Certain Documents by Reference   ......   2
The Company   ..........................................   3
Use of Proceeds  .......................................   4
Ratio of Earnings to Fixed Charges    ..................   4
Description of Senior Debt Securities    ...............   4
Plan of Distribution   .................................   20
Legal Opinions   .......................................   21
Experts    .............................................   21

                                  THE COMPANY
     The Company is one of the largest and most diversified manufacturers of textile products in the world. It is a leading developer, marketer and manufacturer of fabrics and other textile products for two industry segments: apparel markets and interior furnishings markets. These markets accounted for 60.9% and 39.1%, respectively, of the Company's $2,182.3 million in net sales in the 1996 fiscal year. The Company's businesses are organized in eight divisions and one operating subsidiary, each of which essentially functions as a stand-alone merchandising and manufacturing operation.

Products for Apparel Markets
     The Company serves the apparel market through five divisions, each of which manufactures a distinct product line in terms of end uses:

     Menswear: As a leading manufacturer of woven wool worsted and worsted blended fabrics, the Menswear Division's products are marketed to major designers, manufacturers and retailers of men's, women's and uniform apparel. In recent years, the Division has expanded its line of innovative fashion fabrics to include unique luxury fabrics that complement its wool worsteds, providing a more complete range of products for better apparel.

     Klopman Fabrics: The Klopman Fabrics Division produces a highly diversified range of specialty synthetic fabrics and blends for various end uses, including men's and women's high performance sportswear, activewear, outerwear, rainwear, medical barrier fabrics and flame retardant and other fabrics used in commercial and residential furnishings.

     Denim: Known as the nation's leading maker of value-added specialty denim fabrics, the Denim Division helps keep denim at the forefront of fashion by providing more than 60 styles of denim to all major jeans manufacturers and to makers of other casual apparel.

     Sportswear: The Burlington Sportswear Division, formed by the Company in 1996, produces 100% cotton and cotton/polyester blend woven and knitted fabrics which it sells to manufacturers of better men's sportswear and uniforms.

     Burlington Madison Yarn Company: A source for both textured and spun synthetic yarns, the Burlington Madison Yarn Division engineers yarns to meet the specifications of more than 300 customers, as well as other divisions of the Company, which make fabric for apparel, home furnishings, industrial, medical and automotive uses.

Products for Interior Furnishings Markets
     In the interior furnishings market, the Company operates through one division, which focuses on interior furnishings products and decorative fabrics, and two divisions and one operating subsidiary, which serve distinct segments of the floor covering market:

     Burlington House: The world's leading producer of jacquard fabrics, the Burlington House Division is a leading manufacturer of ready-made and made-to-measure draperies, window coverings and coordinating bedroom ensembles, mattress ticking and upholstery and decorative fabrics for use by makers of furniture, bedroom ensembles, draperies and window coverings.

     Lees: The Lees Division is a leading domestic manufacturer of tufted synthetic carpet and carpet tiles for commercial uses such as office buildings, institutions, airports, hotels, schools and health care facilities.

     Burlington House Area Rugs: The Burlington House Area Rugs Division is a major producer in the United States of tufted area and bath rugs for home use. Marketing a changing variety of products to major retail chains, it offers consumers fashion at affordable prices.

     The Bacova Guild, Ltd.: This subsidiary markets printed accent rugs, welcome mats and coordinated bath ensembles featuring its unique designs to diverse market segments, including leading U.S. department stores, mail order catalogs, mass merchants, specialty stores and international customers.

                                USE OF PROCEEDS
     The net proceeds from the sale of the Debentures offered hereby (the "Offering") will be used to repay a portion of the outstanding borrowings under the revolving credit facility under the Credit Agreement dated as of September 30, 1988, as amended and restated as of November 8, 1995, among the Company and the other parties signatory thereto (the "1995 Bank Credit Agreement").

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary historical consolidated financial data of the Company as of and for the fiscal years ended September 28, 1996 and September 30, 1995 and as of and for the nine-month periods ended June 28, 1997 and June 29, 1996. The summary historical consolidated financial data presented below as of and for the fiscal years ended September 28, 1996 and September 30, 1995 are derived from consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The summary historical consolidated financial data presented below as of and for the nine-month periods ended June 28, 1997 and June 29, 1996 are not audited, but in the opinion of management are a fair presentation of such information. All of the selected data presented below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Results of Operations and Financial Condition" contained herein and incorporated by reference into the accompanying Prospectus and the consolidated financial statements of the Company and related notes incorporated by reference into the accompanying Prospectus.


                                                              Nine Months Ended                  Fiscal Year Ended
                                                      ---------------------------------   -------------------------------
                                                        June 28,          June 29,        September 28,     September 30
                                                          1997              1996              1996             1995
                                                      ---------------   ---------------   ---------------   -------------
                                                                 (unaudited)
                                                             (Dollar amounts in thousands, except per share data)
Statement of Operations Data:
Net sales   .......................................    $ 1,567,241       $ 1,659,346       $ 2,182,347      $2,209,191
Operating income before interest and taxes   ......        106,341           110,095           147,390         174,498
Interest expense  .................................         44,840            49,033            65,936          56,294
Income tax expense   ..............................         28,570            24,578            33,747          51,707
Income from continuing operations   ...............         43,991            29,744            41,603          68,394
Income per common share from continuing
 operations    ....................................           0.71              0.47              0.66            1.05
Dividends per common share    .....................             --                --                --              --
Balance Sheet Data:
Current assets    .................................    $   736,986       $   763,554       $   719,370      $  732,837
Fixed assets--net    ..............................        569,032           562,796           565,131         570,729
Total assets   ....................................      1,906,147         1,939,208         1,885,942       1,931,731
Current liabilities  ..............................        245,809           253,155           265,352         272,397
Long-term liabilities   ...........................        931,011           978,216           894,496         932,227
Shareholders' equity    ...........................        613,507           599,121           615,920         615,440
Current ratio  ....................................            3.0               3.0               2.7             2.7
Total debt as % of capitalization   ...............           58.7%             60.7%             57.7%           59.7%
Other Data:
Operating income before interest and taxes
 (excluding restructuring provisions)  ............    $   118,399       $   139,951       $   177,246      $  174,498
Capital expenditures and investment
 in joint venture .................................         63,792            60,098            81,374         101,876
Number of employees at period-end   ...............         21,000            22,000            21,000          22,500
Cash interest coverage ratio  .....................            4.3               4.4               4.3             4.9
Ratio of earnings to fixed charges  ...............            2.5               2.0               2.1             3.0

                                 CAPITALIZATION

     The following table sets forth the consolidated short-term debt and consolidated capitalization of the Company as of June 28, 1997, and as adjusted to give effect to the Offering and the application of proceeds therefrom, assuming they had occurred on June 28, 1997. The financial data presented below are not audited, but in the opinion of management are a fair presentation of such information. This table should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into the accompanying Prospectus.


                                                             At June 28, 1997
                                                       ----------------------------
                                                         Actual        As Adjusted
                                                       -------------   ------------
                                                           (Dollar amounts in
                                                                thousands)
Short-term debt:
 Short-term borrowings   ...........................    $      300     $     300
 Long-term debt due currently  .....................           470           470
                                                        ----------     ----------
  Total short-term debt  ...........................    $      770     $     770
                                                        ==========     ==========
Long-term debt:
 1995 Bank Credit Agreement    .....................    $  520,000     $ 370,000
 __% Debentures due 2027    ........................            --       150,000
 7-1/4 Notes due 2005  ..............................      149,909       149,909
 Commercial Paper  .................................       191,982       191,982
 Other    ..........................................         9,452         9,452
                                                        ----------     ----------
  Total long-term debt   ...........................       871,343       871,343
 Less current portion of long-term debt    .........          (470)         (470)
                                                        ----------     ----------
  Noncurrent portion of long-term debt  ............       870,873       870,873
Shareholders' equity:
 Common stock issued  ..............................           684           684
 Capital in excess of par value   ..................       882,160       882,160
 Accumulated deficit  ..............................      (149,008)     (149,008)
 Currency translation adjustments    ...............       (10,586)      (10,586)
                                                        ----------     ----------
                                                           723,250       723,250
 Less cost of common stock held in treasury   ......      (109,743)     (109,743)
                                                        ----------     ----------
  Total shareholders' equity   .....................       613,507       613,507
                                                        ----------     ----------
  Total capitalization   ...........................    $1,484,380     1,484,380
                                                        ==========     ==========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION


Results of Operations


Comparison of Nine Months ended June 28, 1997 and June 29, 1996.

  Net sales for the first nine months of the 1997 fiscal year were $1,567.2 million, 5.6% lower than the $1,659.3 million recorded for the first nine months of the 1996 fiscal year. Net sales of products for apparel markets for the first nine months of the 1997 fiscal year were $943.3 million, 7.7% lower than the $1,022.5 million recorded in the first nine months of the 1996 fiscal year. This reduction was primarily due to the elimination of the volume produced and marketed by the Knitted Fabrics division, which was closed in June, 1996 and lower sales in the Denim division partially offset by higher volume in the Klopman division. Net sales of products for interior furnishings markets for the first nine months of the 1997 fiscal year were $623.9 million in comparison with the $636.8 million recorded in the first nine months of the 1996 fiscal year. The change in sales of the interior furnishings segment was mainly attributable to the sale of the J.G. Furniture and Advanced Textiles operations and lower sales in the Burlington House and Area Rugs divisions partially offset by higher activity in the Lees division. Total export sales increased 12% over the comparable period of the prior year and represented 11.8% of net sales.

     Operating income before interest and taxes for the first nine months of the 1997 fiscal year was $106.3 million in comparison with $110.1 million recorded in the same period of fiscal 1996. Amortization of goodwill was $13.6 million and $13.7 million in the first nine months of the 1997 and 1996 fiscal years, respectively. Operating income before interest and taxes for the apparel products segment for the first nine months of the 1997 fiscal year was $87.7 million compared to $100.4 million recorded for the first nine months of the 1996 fiscal year before the charges for closing the Knitted Fabrics division. The factors accounting for the decrease in operating income of the apparel products segment were lower profits of the Denim division partially offset by the absence of Knitted Fabrics division operating losses in the current period. Operating income before interest and taxes for the interior furnishings products segment for the first nine months of the 1997 fiscal year was $39.4 million before the charges for restructuring activities, compared to $43.3 million recorded for the first nine months of the 1996 fiscal year. This decrease was mainly attributable to the reduced level of operations in the Burlington House and Area Rugs divisions partially offset by improved results in the Lees division.

     Interest expense for the first nine months of the 1997 fiscal year was $44.8 million, or 2.9% of net sales, compared with $49.0 million, or 3.0% of net sales, in the first nine months of the 1996 fiscal year. The decrease in interest expense was due primarily to the lower level of debt outstanding.

     Other income-net for the first nine months of the 1997 fiscal year was $11.1 million, consisting principally of $9.1 million in gains on the disposal of certain non-core operating assets and interest income. Other expense for the first nine months of the 1996 fiscal year was $6.7 million, consisting principally of: a $4.0 million provision for legal contingencies, a $2.3 million provision for loss on sale of a non-operating asset, a $1.3 million loss on the sale of J.G. Furniture, and interest income.

     An extraordinary loss from early extinguishment of debt--$1.2 million before taxes, $0.7 million net of tax benefit, or $0.01 loss per share--was recorded in the first nine months of the 1996 fiscal year. This resulted from the write-off of deferred debt expense associated with the replacement of the 1994 Bank Credit Agreement in November, 1995.


Liquidity and Capital Resources

  During the first nine months of the 1997 fiscal year, the Company generated $70.0 million of cash from operating activities and $14.8 million from sales of assets and had net borrowings of long- and short-term debt of $32.0 million. Cash was primarily used as follows: $53.4 million for the repurchase of Company common stock and $63.8 million for capital expenditures and investment in an Indian joint venture. At June 28, 1997, total debt of the Company (consisting of current and non-current portions of long-term debt and short-term borrowings) was $871.6 million compared with $838.9 million at September 28, 1996 and $926.8 million at June 29, 1996.

     The Company's principal uses of funds for the next several years will be for capital investments (including the funding of acquisitions and participations in joint ventures), servicing of indebtedness and working capital needs, and the repurchase of shares of Company common stock. The Company intends to fund such needs principally from net cash provided by operating activities and, to the extent necessary, from funds provided under the revolving credit facility of its 1995 Bank Credit Agreement and the receivables-backed commercial paper program described below. The Company believes that these sources of funds will be adequate to meet the Company's foregoing needs.

     The Company has a $750.0 million unsecured revolving credit facility (under the 1995 Bank Credit Agreement) which expires in March, 2001. At July 25, 1997, the Company had approximately $240.0 million in unused capacity under this facility. The Company also maintains $27.0 million in additional overnight borrowing availability under bank lines of credit.

     Loans under the 1995 Bank Credit Agreement bear interest at optional floating rates based on the adjusted Eurodollar rate plus 0.275% or Eurodollar rates or fixed rates which may be offered by lenders pursuant to the competitive bid procedures under the Agreement. In addition, the entire amount of the $750.0 million credit facility is subject to an annual facility fee of 0.15%. Changes in the Company's debt rating from current levels would increase or decrease borrowing costs.

     The 1995 Bank Credit Agreement imposes various limitations on the liquidity of the Company. The Agreement requires the Company to maintain minimum interest coverage and maximum leverage ratios and a specified level of net worth. In addition, the Agreement limits dividend payments, stock repurchases, leases, the incurrence of additional indebtedness by consolidated subsidiaries, the creation of additional liens and the making of investments in non-U.S. persons and restricts the Company's ability to enter into certain merger, liquidation or asset sale or purchase transactions.

     The Company also has in effect, through its wholly-owned subsidiary, B.I. Funding, Inc., a $225.0 million receivables-backed, A-1/D-1 rated commercial paper program which is supported by a multi-bank liquidity facility expiring in August 1998. At July 25, 1997, $180.2 million of commercial paper with original maturities of up to 75 days was outstanding. There were no borrowings outstanding at such date under the liquidity facility.

     In September 1995, a $400 million senior debt shelf registration statement was filed and became effective. The Company has utilized $150 million and, after issuance of the Debentures, will have remaining capacity of $100 million under this shelf registration.

     Because the Company's obligations under the 1995 Bank Credit Agreement and commercial paper program bear interest at floating rates, the Company is sensitive to changes in prevailing interest rates. The Company uses derivative instruments to manage its interest rate exposure, rather than for trading purposes.

                         DESCRIPTION OF THE DEBENTURES

     The Debentures offered hereby will be issued under an Indenture, dated as of September 1, 1995, between the Company and The Bank of New York, as successor to Wachovia Bank of North Carolina, N.A., as Trustee, as supplemented from time to time (the "Indenture"). The form of the Indenture was filed as an exhibit to the Registration Statement of which the accompanying Prospectus is a part. The following summary of certain provisions of the Indenture and of the Debentures (referred to in the accompanying Prospectus as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the summaries of certain provisions of the Offered Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms.

     The Debentures will be unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Debentures offered hereby will be limited to $150,000,000 aggregate principal amount and will mature on August 1, 2027. Each Debenture
will bear interest at the rate of   % per annum, computed on the basis of a
360-day year of twelve 30-day months, from August 1, 1997 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on February 1 and August 1 of each year beginning on February 1, 1998. Interest payable on any Debenture which is punctually paid or duly provided for on any interest payment date shall be paid to the person in whose name such Debenture is registered at the close of business on the January 15, or July 15, respectively, preceding such interest payment date.

     The Debentures are to be issued only in registered form without coupons in denominations of $1,000 and any multiple of $1,000. The Debentures will not be entitled to any sinking fund. The Indenture contains covenants limiting certain liens and sale and leaseback transactions. See "Description of Senior Debt Securities--Limitations on Liens" and; "--Limitation on Sale and Leaseback Transactions" in the accompanying Prospectus. In addition, the Debentures will be subject to defeasance and covenant defeasance as provided in the accompanying Prospectus.


Redemption

Redemption at the Option of the Holder
     The Debentures will be redeemable on August 1, 2007 (the "Redemption Date"), at the option of the holders thereof, at 100% of their principal amount, together with interest payable to the date of redemption. Less than the entire principal amount of any Debenture may be redeemed on the Redemption Date, provided the principal amount which is to be redeemed is equal to $1,000 or an integral multiple of $1,000.

     The Depositary or its nominee, as registered holder of the Debentures, will be entitled to tender the Debentures on the Redemption Date for repayment. During the period from and including June 1, 2007 to and including July 1, 2007, the Depositary will receive instructions from its participants (acting on behalf of owners of beneficial interests in the Debentures) to tender the Debentures for repayment under the Depositary's procedures. Such tenders for repayment will be made by the Depositary, provided that the Depositary receives instructions from tendering participants by Noon on July 1, 2007. The Depositary will notify the Paying Agent by the close of business on such July 1 as to the aggregate principal amount of the Debentures, if any, for which the Depositary shall have received instructions to tender for repayment. OWNERS OF BENEFICIAL INTERESTS IN DEBENTURES WHO WISH TO EFFECTUATE THE TENDER AND REPAYMENT OF SUCH DEBENTURES MUST INSTRUCT THEIR RESPECTIVE DEPOSITARY PARTICIPANT OR PARTICIPANTS AT A REASONABLE PERIOD OF TIME IN ADVANCE OF JULY 1.

     If at any time the use of a book-entry only system through the Depositary (or any successor securities depositary) is discontinued with respect to the Debentures, tenders for repayment of any Debenture on the Redemption Date shall be made according to the following procedures. The Company must receive at the principal office of the Paying Agent, during the period from and including June 1, 2007 to and including July 1, 2007 (i) the Debenture with the form entitled "Option to Elect Repayment" on the reverse of the Debenture duly completed; or
(ii)(x) a telegram, telex, facsimile transmission or letter from a member of a national securities exchange or the National Association of Securities Dealers, Inc., or a commercial bank or a trust company in the United States of America, setting forth the name of the registered holder of the Debenture, the principal amount of the Debenture, the amount of the Debenture to be repaid, a statement that the option to elect repayment is being exercised thereby and a guarantee that the Debenture to be repaid, with the form entitled "Option to Elect Repayment" on the reverse of the Debenture duly completed, will be received by the Company not later than five business days after the date of such telegram, telex, facsimile transmission or letter; and (y) such Debenture and form duly completed are received by the Company by such fifth business day. Any such notice received by the Company during the period from and including such June 1 to and including such July 1 shall be irrevocable. All questions as to the validity, eligibility (including time or receipt) and the acceptance of any Debenture for repayment will be determined by the Company, whose determination will be final and binding.

     For all puposes of this section, if such July 1 is not a business day, it shall be deemed to refer to the next succeeding business day.


Redemption at the Option of the Company
     The Debentures will be redeemable as a whole or in part, at the option of the Company at any time on or after August 2, 2007 (a "Company Redemption Date"), at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Company Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus basis points, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

     "Treasury Rate" means, with respect to any Company Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Company Redemption Date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any Company Redemption Date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such Company Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such Company Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Company Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such Company Redemption Date.

     "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Salomon Brothers Inc and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     Notice of any redemption by the Company will be mailed at least 30 days but not more than 60 days before any Company Redemption Date to each holder of Debentures to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after any Company Redemption Date interest will cease to accrue on the Debentures or portions thereof called for redemption.


Book-Entry Procedures
     Upon issuance, all Debentures will be represented by a fully registered global debenture (the "Global Debenture"). The Global Debenture will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee thereof. Unless and until it is exchanged in whole or in part for Debentures in definitive form, the Global Debenture may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary.

     A further description of the Depositary's procedures with respect to the Global Debenture is set forth in the Prospectus under "Description of Senior Debt Securities--Book Entry Debt Securities."

                                 UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of Debentures set forth opposite their respective names below:


                                            Principal
                                            Amount of
Name                                        Debentures
------------------------------------------ -------------
Morgan Stanley & Co. Incorporated   ......   $
Merrill Lynch, Pierce, Fenner & Smith
       Incorporated  .....................
Salomon Brothers Inc .....................
Total    .................................   $150,000,000
                                            =============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Debentures are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all the Debentures if any are taken.

     The Underwriters propose initially to offer part of the Debentures directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not
in excess of   % of the principal amount of the Debentures. Any Underwriter may
allow, and such dealers may reallow, a concession not in excess of   % of the
principal amount of the Debentures to certain other dealers. After the initial offering of the Debentures, the offering price and other selling terms may from time to time be varied by the Underwriters.

     In order to facilitate the offering of the Debentures, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Debentures for their own account. In addition, to cover overallotments or to stabilize the price of the Debentures, the Underwriters may bid for, and purchase, the Debentures in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Debentures in the offering, if the syndicate repurchases previously distributed Debentures in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debentures above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company does not intend to apply for listing of the Debentures on a national securities exchange but has been advised by the Underwriters that they currently intend to make a market in the Debentures as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Debentures and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Debentures.